PRELIMINARY COPY, DATED JUNE 15, 2009 — SUBJECT TO COMPLETION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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☑	Preliminary Proxy Statement (Preliminary Solicitation Statement to Request Special General Meeting)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

IPC HOLDINGS, LTD.
(Name of Registrant as Specified In Its Charter)

VALIDUS HOLDINGS, LTD.
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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PRELIMINARY COPY, DATED JUNE 15, 2009 — SUBJECT TO COMPLETION

IPC HOLDINGS, LTD.

SOLICITATION STATEMENT
TO REQUISITION A SPECIAL GENERAL MEETING OF IPC HOLDINGS, LTD.
BY
VALIDUS HOLDINGS, LTD.

To the Shareholders of IPC Holdings, Ltd.:

Validus Holdings, Ltd., a Bermuda exempted company (“Validus,” “us” or “we”), is hereby asking you to compel the board of directors of IPC Holdings, Ltd., a Bermuda exempted company (“IPC”), to call a special general meeting of IPC.  This solicitation statement (this “solicitation statement”) and the accompanying GREEN requisition card are being furnished by Validus to holders of IPC’s common shares, par value $0.01 per share (the “IPC common shares”).  Validus is seeking your written requisition to compel the board of directors of IPC to call a special general meeting of IPC (the “IPC special general meeting”) for the purposes described below.  IPC shareholders holding at least 10% of the issued and outstanding IPC common shares (the “requisite IPC shareholders”) may, by executing and delivering written requisitions, compel the IPC board of directors to call the IPC special general meeting.

We are soliciting written requisitions to compel the IPC board of directors to call the IPC special general meeting in connection with Validus’ offer to acquire all IPC common shares for $3.75 in cash (less any applicable withholding taxes and without interest) and 1.1234 Validus voting common shares, par value $0.175 per share (the “Validus shares”) for each IPC common share (the “Validus transaction consideration”). Validus is simultaneously pursuing three alternatives to consummate the acquisition of all IPC common shares (the “acquisition”) for the Validus transaction consideration: its pending amalgamation offer (the “Validus amalgamation offer”); its pending exchange offer (the “exchange offer”); and its previously announced scheme of arrangement as set forth in Annex A hereto (the “Validus scheme of arrangement”) under Part VII of The Companies Act of 1981 of Bermuda, as amended (the “Companies Act”). Validus will determine which method is most effective and efficient to consummate the acquisition. Depending on how the acquisition is accomplished, IPC shareholders may be asked to consider at the IPC special general meeting one or more of the four proposals described herein (the “Validus proposals”). If the IPC board of directors cooperates with Validus and executes the proposed agreement and plan of amalgamation and two amendments thereto (as amended, the “Validus amalgamation agreement”) delivered to IPC and signed by Validus, the IPC special general meeting may be unnecessary and may not be held. While Validus continues to seek a consensual amalgamation transaction with IPC, we will continue to pursue the exchange offer and the Validus scheme of arrangement in order to complete the acquisition and will seek to replace the IPC board of directors if an agreement with the IPC board of directors is not reached in a timely fashion.

WE ARE NOT SEEKING YOUR PROXY, CONSENT OR AUTHORIZATION AT THIS TIME FOR ANY PROPOSALS TO BE CONSIDERED AT THE IPC SPECIAL GENERAL MEETING.  WE ARE ONLY SOLICITING YOUR WRITTEN REQUISITION TO COMPEL THE IPC BOARD OF DIRECTORS TO CALL THE IPC SPECIAL GENERAL MEETING.  AFTER THE IPC SPECIAL GENERAL MEETING HAS BEEN SCHEDULED, WE WILL SEND YOU PROXY MATERIALS WITH RESPECT TO THE PROPOSALS TO BE CONSIDERED AT THE IPC SPECIAL GENERAL MEETING.

The written requisitions may be presented by Validus to the Supreme Court of Bermuda as evidence of IPC shareholder support for the Validus scheme of arrangement.

IPC shareholders holding at least 10% of the issued and outstanding IPC common shares may, by executing and delivering written requisitions, compel the IPC board of directors to call the IPC special general meeting.  The written requisitions to be executed by IPC shareholders will grant Validus the power and authority to convene the IPC special general meeting, assuming written requisitions are executed by the requisite IPC shareholders and deposited by Validus with IPC, if the board of directors of IPC fails to proceed duly within 21 days from the date of the deposit of the requisitions with IPC to convene the IPC special general meeting.

This solicitation statement is being sent to you to solicit your written requisition to compel the IPC board of directors to call the IPC special general meeting.  If you believe that you, an IPC shareholder, should have the opportunity to benefit from the greater value provided by Validus, we urge you to promptly sign and return the GREEN requisition card to compel the board of directors of IPC to call the IPC special general meeting.

THIS SOLICITATION IS BEING MADE BY VALIDUS AND NOT ON BEHALF OF THE IPC BOARD OF DIRECTORS.  YOUR WRITTEN REQUISITION IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.  WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED GREEN REQUISITION CARD TO CALL THE IPC SPECIAL GENERAL MEETING.

Requisitions to call the IPC special general meeting should be delivered as promptly as possible, by mail using the enclosed envelope. The sooner we receive written requisitions from IPC shareholders holding at least 10% of the issued and outstanding IPC common shares, the sooner we can requisition the IPC special general meeting and the sooner we will be able to provide evidence of IPC shareholder support for the Validus scheme of arrangement to the Court.

Please complete, sign, date and return the enclosed GREEN requisition card in the enclosed envelope today! If you have any questions about executing or delivering your GREEN requisition card or require assistance, please contact Validus’ solicitation agent, Georgeson Inc. (“Georgeson”):

199 Water Street
26th Floor
New York, NY 10038
Banks and Brokers should call: (212) 440-9800
or
Toll Free: at (888) 274-5119
Email: validusIPC@georgeson.com

The date of this solicitation statement is June [ • ], 2009.  This solicitation statement and the enclosed GREEN requisition card are first being sent or given to IPC’s shareholders on or about June [ • ], 2009.

Important Notice Regarding the Availability of Solicitation Materials to solicit requisitions for the IPC special general meeting:

This solicitation statement and the related solicitation materials are available free of charge on Validus’ website at www.validustransaction.com.

All references to “dollars” and “$” in this solicitation statement refer to U.S. dollars.

i

THE ACQUISITION

In order to consummate the acquisition, Validus is simultaneously pursuing the following alternative transaction structures:

(1) the Validus amalgamation offer;

(2)	the exchange offer; and

(3) the Validus scheme of arrangement.

The Validus amalgamation offer, the exchange offer and the Validus scheme of arrangement are alternative methods for Validus to acquire all IPC common shares on the same economic terms.  Ultimately, only one of these transaction structures can be pursued to completion.  Validus intends to seek to acquire all IPC common shares by whichever method Validus determines is most effective and efficient to consummate the acquisition.

On March 1, 2009, IPC entered into an Agreement and Plan of Amalgamation, as amended on March 5, 2009, among Max Capital Group Ltd. (“Max”), IPC and IPC Limited (the “Max amalgamation agreement”) which would have resulted in the amalgamation of Max with IPC Limited, a wholly-owned subsidiary of IPC (the “proposed Max amalgamation”). On March 31, 2009, Validus publicly announced that it had delivered to IPC an offer (the “initial Validus offer”) to effect the acquisition of IPC by Validus by the amalgamation of Validus Ltd., a direct, wholly-owned subsidiary of Validus, with IPC whereby each IPC common share would be exchanged for 1.2037 Validus shares. IPC announced on April 7, 2009 that its board of directors had determined that the initial Validus offer did not constitute a superior proposal to the proposed Max amalgamation and reaffirmed its support of the proposed Max amalgamation. Validus amended the initial Validus offer on May 18, 2009 to include 1.1234 Validus shares and $3.00 in cash (less any applicable withholding taxes and without interest). IPC announced on May 21, 2009 that its board of directors had determined that the initial Validus offer, as amended, did not constitute a superior proposal to the proposed Max amalgamation and reaffirmed its support of the proposed Max amalgamation. On June 8, 2009, Validus publicly announced that it had delivered to IPC an increased offer to acquire each outstanding IPC common share for the Validus transaction consideration. In addition, IPC shareholders will receive cash in lieu of any fractional Validus shares to which they may be entitled. Validus has also delivered the Validus amalgamation agreement signed by Validus so that, upon a termination of the Max amalgamation agreement, IPC would have the certainty of Validus’ transaction and would be able to sign the Validus amalgamation agreement. IPC announced on June 9, 2009 that its board of directors had determined that the Validus amalgamation offer did not constitute a superior proposal to the proposed Max amalgamation and reaffirmed its support of the proposed Max amalgamation. On June 12, 2009, IPC shareholders voted down the proposed Max amalgamation at IPC’s annual general meeting, and Max’s board of directors subsequently terminated the Max amalgamation agreement. Approximately 72% of the votes cast at the IPC annual general meeting voted against the proposed Max amalgamation.

In order to consummate the acquisition without the cooperation of the current IPC board of directors, Validus is pursuing a three-part plan.

First, Validus solicited proxies from IPC shareholders to vote against the proposed Max amalgamation, which was voted down by IPC shareholders on June 12, 2009. Max’s board of directors subsequently terminated the Max amalgamation agreement. Accordingly, IPC’s board of directors is now free to enter into the Validus amalgamation agreement.

Second, Validus has commenced the exchange offer.  The exchange offer is subject to the terms and conditions described in the prospectus/offer to exchange included in the Registration Statement on Form S-4 filed by Validus with the Securities and Exchange Commission (the “SEC”). Under Bermuda law, if Validus acquires at least 90% of the IPC common shares which it is seeking to acquire in the exchange offer, Validus will have the right to acquire the remaining IPC common shares on the same terms in a second-step acquisition. The Chairman of IPC’s board of directors sent a letter to Validus which stated that IPC’s restated bye-laws (the “Bye-laws”) would prevent Validus from becoming the legal owner of 10% or more of the IPC common shares. Validus believes, based upon the advice of Bermuda and UK counsel, that the Bye-laws will not operate to prevent Validus from accepting IPC common shares for exchange in the exchange offer and acquiring beneficial ownership of any such IPC common shares. IPC has stated in a letter to its shareholders that IPC believes that Validus faces substantial legal uncertainties if it attempts to squeeze out IPC’s remaining shareholders on such basis. Validus will take such actions as are necessary, including by seeking a judgment of a Bermuda court, to enforce its rights under Section 102 and/or Section 103 of the Companies Act to the extent that any person (including IPC, IPC’s board of directors or any IPC shareholder) seeks to restrict the operation thereof. However, resolution of any such actions or proceedings is not a condition to the exchange offer and there can be no certainty as to the outcome of any such actions or proceedings.

The expiration time of the exchange offer will be June 26, 2009, unless extended. As a result, if the conditions of the exchange offer are satisfied or waived at the expiration time of the exchange offer, Validus would be able to acquire all of the IPC common shares that are validly tendered pursuant to the exchange offer.

Third, Validus is pursuing the Validus scheme of arrangement. In order to implement the Validus scheme of arrangement, the IPC shareholders must approve the Validus scheme of arrangement at the court-ordered IPC meeting, IPC must separately approve the Validus scheme of arrangement, the IPC shareholders must approve the Validus proposals and the Validus scheme of arrangement must be sanctioned by the Supreme Court of Bermuda.  The Validus scheme of arrangement must be approved by a majority in number of the holders of IPC common shares voting at the court-ordered IPC meeting, whether in person or by proxy, representing 75% or more in value of the IPC common shares voting at the court-ordered IPC meeting, whether in person or by proxy.  If the IPC shareholders approve the Validus scheme of arrangement at the court-ordered IPC meeting, the separate approval of IPC of the Validus scheme of arrangement can be provided by either (i) the IPC board of directors voluntarily complying with the will of the IPC shareholders as expressed at the court-ordered IPC meeting, or (ii) the shareholders of IPC approving resolutions at the IPC special general meeting.

Following IPC shareholder approval at both the court-ordered IPC meeting and the IPC special general meeting, the satisfaction or, where relevant, waiver of the other conditions to the effectiveness of the Validus scheme of arrangement, and the granting of a court order from the Supreme Court of Bermuda sanctioning the Validus scheme of arrangement, a copy of the court order sanctioning the Validus scheme of arrangement will be delivered to the Bermuda Registrar of Companies, at which time the Validus scheme of arrangement will be effective. In a decision rendered on May 29, 2009, the Supreme Court of Bermuda dismissed Validus’ application to convene a meeting of IPC shareholders to consider the Validus scheme of arrangement but determined that it has jurisdiction to sanction the Validus scheme of arrangement without approval of the IPC board of directors. However, the Court determined not to exercise its discretion to order the court-ordered IPC meeting in advance of the vote on the proposed Max amalgamation at the IPC annual general meeting and evidence of IPC shareholder support for the Validus scheme of arrangement and there can be no assurance that the Court will on a subsequent application by Validus exercise its discretion to convene such a meeting. The written requisitions may be presented by Validus to the Supreme Court of Bermuda as evidence of IPC shareholder support for the Validus scheme of arrangement.

We are soliciting written requisitions to compel the IPC board of directors to call the IPC special general meeting in connection with Validus’ offer to acquire all IPC common shares for the Validus transaction consideration. Validus is simultaneously pursuing the three alternatives discussed above to consummate the acquisition. Validus will determine which method is most effective and efficient to consummate the acquisition. If the IPC board of directors cooperates with Validus and executes the Validus amalgamation agreement, the IPC special general meeting may be unnecessary and may not be held. While Validus continues to seek a consensual amalgamation transaction with IPC, we will continue to pursue the exchange offer and the Validus scheme of arrangement in order to complete the acquisition and will seek to replace the IPC board of directors if an agreement with the IPC board of directors is not reached in a timely fashion.

Based on Validus’ and IPC’s respective capitalizations as of March 31, 2009 and the exchange ratio of 1.1234, Validus estimates that former IPC shareholders would own approximately 41.3% of the issued and outstanding common shares of Validus on a fully-diluted basis following closing of the acquisition.

BACKGROUND OF THE ACQUISITION

On March 2, 2009, IPC and Max announced that they had entered into the Max amalgamation agreement.  The joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by IPC with the SEC on March 27, 2009, as amended (the “IPC/Max S-4”), provides a summary of the events leading to Max and IPC entering into the Max amalgamation agreement.

In the morning on March 31, 2009, Edward J. Noonan, the Chief Executive Officer and Chairman of the Board of Validus, placed a telephone call to James P. Bryce, the Chief Executive Officer and President of IPC.  Mr. Noonan spoke with Mr. Bryce and explained that Validus intended to make an offer to exchange each outstanding IPC common share for 1.2037 Validus shares, subject to the termination of the Max amalgamation agreement.

Following this telephone call, in the morning of March 31, 2009, Validus delivered to IPC’s board of directors in care of Mr. Bryce a proposal letter containing the initial Validus offer and Validus issued a press release announcing the initial Validus offer.

In connection with the delivery of the initial Validus offer to IPC, Validus delivered a signed amalgamation agreement that would be binding on Validus upon countersignature by IPC.  Such agreement, and a description thereof, were filed with the SEC on March 31, 2009.  For the full terms of that agreement we refer you to that filing.

In the afternoon on March 31, 2009, IPC issued a press release acknowledging receipt of the letter from Validus outlining the initial Validus offer and indicating that IPC’s board of directors would review the terms of the initial Validus offer in a manner consistent with its obligations under the Max amalgamation agreement and applicable Bermuda law.

Also in the afternoon on March 31, 2009, Max issued a press release announcing that it had received from IPC a copy of the letter from Validus outlining the initial Validus offer.

In the morning on April 2, 2009, Max sent a letter to IPC’s board of directors purporting to outline the relative advantages of the pending IPC/Max amalgamation as well as the business and financial issues raised by the initial Validus offer and issued a press release announcing the letter.  The letter presented Max’s analysis of the initial Validus offer asserting 12 purported advantages to the IPC/Max amalgamation and concluded that Validus had not presented a superior proposal or a proposal that could reasonably be expected to lead to a superior proposal pursuant to the Max amalgamation agreement.  The text of the letter was filed by Max with the SEC.

In the afternoon on April 2, 2009, Validus sent a letter to IPC’s board of directors addressing the claims made by Max in its letter to IPC’s board of directors in the morning on April 2, 2009.  The text of the letter was filed by Validus with the SEC.

In the afternoon on April 5, 2009, Validus sent a letter to IPC’s board of directors regarding an error that Max had made in its calculation of pro forma tangible book value under the terms of the initial Validus offer.  The text of the letter was filed by Validus with the SEC.  In the afternoon on April 5, 2009, Validus also posted the material referenced in the letter on its website.

In the morning on April 6, 2009, Max issued a press release reaffirming its prior disclosure regarding the initial Validus offer and stating that it “continues to believe that Validus had not presented a Superior Proposal, nor one that can be reasonably expected to lead to a Superior Proposal (as such term is defined in the [Max amalgamation agreement])”.

In the afternoon on April 6, 2009, Validus sent a letter to IPC’s board of directors regarding the Max press release and issued a press release announcing the letter.  The text of the letter was filed by Validus with the SEC.

In the afternoon on April 7, 2009, Kenneth L. Hammond, Chairman of IPC’s board of directors, sent a letter to Mr. Noonan indicating that IPC’s board of directors had reaffirmed its recommendation to combine with Max and issued a press release announcing the letter.

In the afternoon on April 8, 2009, Validus sent a letter to Mr. Hammond, the Chairman of IPC’s board of directors, regarding the IPC press release and letter and issued a press release announcing the letter.  The text of the letter was filed by Validus with the SEC.

On April 9, 2009, Validus filed with the SEC a preliminary proxy statement which, in its definitive form, is being used to solicit votes from the IPC shareholders against the proposed Max amalgamation.  The full text of the communications described above can be found in such proxy statement filed by Validus.

On April 13, 2009, IPC filed with the SEC an amendment to the IPC/Max S-4, which, among other things, added to the disclosure regarding the background to the proposed Max amalgamation including the reasons as to why Validus was excluded from the process that resulted in the proposed Max amalgamation.  Such amendment also contained a correction to IPC’s diluted book value for the year ended December 31, 2008.

On April 16, 2009, Validus filed with the SEC a preliminary proxy statement which, when filed in its definitive form, will be used to solicit votes from Validus shareholders to approve the issuance of Validus shares in connection with the acquisition.  All of the Validus officers, directors and those shareholders which Validus refers to as its “qualified sponsors,” in each case who own Validus shares, have indicated that they intend to vote the Validus shares beneficially owned by them in favor of the issuance of Validus shares in connection with the acquisition.  As of April 30, 2009, these persons and entities beneficially owned 42.4% of the voting interests relating to the Validus shares. The Validus shareholders which Validus refers to as its “qualified sponsors” are Aquiline Capital Partners, LLC and its related companies, Goldman Sachs Capital Partners, Vestar Capital Partners, New Mountain Capital, LLC and Merrill Lynch Global Private Equity.

On April 21, 2009, Validus filed with the SEC an amendment to its preliminary proxy statement with respect to soliciting votes from IPC shareholders against the proposed Max amalgamation.

On April 28, 2009, IPC filed with the SEC a second amendment to the IPC/Max S-4.

On April 28, 2009, Validus filed a claim in the Supreme Court of Bermuda against IPC, IPC Limited and Max (the “Bermuda claim”). The Bermuda claim challenges the validity of the possible payment of the $50 million termination fee contained in the Max amalgamation agreement (the “Max termination fee”) and provisions which restrict the ability of IPC to discuss competing proposals with third parties (the “no-talk provisions”) in the Max amalgamation agreement. Further, the Bermuda claim alleges that by entering into the Max amalgamation agreement containing the Max termination fee and no talk provisions and continuing to act in accordance with the terms of these provisions, the directors of IPC acted in breach of their fiduciary or other duties and not in accordance with the constitution of IPC.

On April 30, 2009, Validus issued a press release outlining its three-part plan to expedite its acquisition of IPC through the exchange offer or Validus scheme of arrangement under Bermuda law.

On April 30, 2009, IPC issued a press release reaffirming its belief that the initial Validus offer did not represent a superior proposal and that the IPC board of directors continued to recommend IPC shareholders vote in favor of the proposed Max amalgamation.

On May 1, 2009, Validus filed with the SEC an amendment to its preliminary proxy statement with respect to soliciting votes from IPC shareholders against the proposed Max amalgamation.

On May 1, 2009, Validus filed an application to expedite the trial of the Bermuda claim.

On May 4, 2009, IPC filed with the SEC a third amendment to the IPC/Max S-4.

On May 5, 2009, Validus filed an investor presentation titled “Superior Proposal for IPC Shareholders” with the SEC and on May 6, 2009, filed a revised investor presentation with the SEC.

On May 6, 2009, Validus filed with the SEC an amendment to its preliminary proxy statement with respect to soliciting votes from IPC shareholders against the proposed Max amalgamation.

On May 7, 2009, IPC and Max filed a joint proxy statement/prospectus for the IPC/Max S-4 with the SEC and stated that they would mail the joint proxy statement/prospectus on or about May 7, 2009, to their respective shareholders of record as of the close of business on April 28, 2009.

On May 8, 2009, Validus filed with the SEC and commenced mailing definitive proxy materials and proxy cards to IPC shareholders seeking proxies from IPC shareholders to vote against the proposed Max amalgamation.

On May 11-12, 2009, Validus’ application to expedite the trial of the Bermuda claim was heard by the Supreme Court of Bermuda. Following the hearing, on May 13, 2009, the Supreme Court of Bermuda denied the application for expedition of the timetable for the proceedings. While this was not a hearing on the merits of Validus’ claims, the Court acknowledged that Validus had raised serious questions to be tried.

On May 11, 2009, Validus filed with the SEC two amendments to its preliminary proxy statement with respect to soliciting votes from Validus shareholders to approve the issuance of Validus shares in connection with the acquisition.

On May 12, 2009, in addition to filing the preliminary copy of this solicitation statement, Validus filed two preliminary proxy statements with the SEC which, when filed in their definitive forms, will be used to, respectively, (i) solicit votes from IPC shareholders to approve the Validus scheme of arrangement at the court-ordered IPC meeting, and (ii) solicit votes to approve the Validus proposals at the IPC special general meeting.

On May 12, 2009, Validus commenced the exchange offer.

On May 14, 2009, IPC filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 in response to the exchange offer reporting that IPC’s board of directors had met on May 13, 2009 and stating the IPC board of directors’ recommendation that IPC shareholders reject the exchange offer and not tender their IPC common shares to Validus pursuant to the exchange offer.

On May 14, 2009, Validus amended its Registration Statement on Form S-4 and the underlying prospectus/offer to exchange.

On May 14, 2009, Validus filed an application to the Supreme Court of Bermuda to convene the court-ordered IPC meeting to approve the Validus scheme of arrangement.

On May 18, 2009, Validus delivered an offer letter to IPC advising IPC of an amendment to the terms of the initial Validus offer and containing an amendment to the Validus amalgamation agreement.

Later on May 18, 2009, IPC issued a press release announcing that its board of directors, along with its legal and financial advisors, would carefully review the revised terms of the initial Validus offer consistent with its fiduciary duties and make a formal recommendation to IPC shareholders in accordance therewith.

Also on May 18, 2009, Validus filed an investor presentation titled “Improved Superior Proposal for IPC Shareholders” with the SEC.

On May 19, 2009, IPC filed with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9.

Also on May 19, 2009, Validus filed with the SEC an amendment to its preliminary proxy statement with respect to soliciting votes from Validus shareholders to approve the issuance of Validus shares in connection with the acquisition.

On May 20, 2009, Validus filed a revised version of its investor presentation titled “Improved Superior Proposal for IPC Shareholders” with the SEC.

On May 21, 2009, IPC filed with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 reporting that IPC’s board of directors had met on May 20, 2009 and stating the IPC board of directors’ recommendation that IPC shareholders reject the revised terms of the exchange offer and not tender their IPC common shares to Validus pursuant to the exchange offer.

Also on May 21, 2009, Validus amended its Registration Statement on Form S-4 and the underlying prospectus/offer to exchange.

On May 26, 2009, Validus filed the definitive proxy statement with the SEC seeking proxies from Validus shareholders to approve the issuance of Validus shares in connection with the acquisition. Validus commenced mailing definitive proxy materials and proxy cards to Validus shareholders on or about May 27, 2009.

Also on May 26, 2009, Validus filed with the SEC an amendment to its preliminary proxy statement with respect to soliciting votes from IPC shareholders to approve the Validus scheme of arrangement at the court-ordered IPC meeting.

On May 29, 2009, the Supreme Court of Bermuda issued its decision on Validus’ application filed on May 14, 2009 to convene the court-ordered IPC meeting to approve the Validus scheme of arrangement. In the decision, the Court rejected IPC’s primary contention that the Court lacked jurisdiction to sanction the Validus scheme of arrangement without approval of IPC’s board of directors, and found that the Validus scheme of arrangement could be approved on behalf of IPC by its shareholders acting at the IPC special general meeting. The Court, however, determined not to exercise its discretion to order the court-ordered IPC meeting (at which the IPC shareholders may consider and vote on approval of the Validus scheme of arrangement) in advance of the vote on the proposed Max amalgamation and evidence of IPC shareholder support for the Validus scheme of arrangement and dismissed Validus’ application. Based on this decision, and the fact that the IPC shareholders rejected the proposed Max amalgamation at IPC’s annual general meeting on June 12, 2009, Validus will pursue the Validus scheme of arrangement by presenting evidence of IPC shareholder support to the Court. However, there can be no assurance that the Court will exercise its discretion to convene such a meeting on a subsequent application by Validus to the Court.

On June 1, 2009, Validus amended its Registration Statement on Form S-4 and the underlying prospectus/offer to exchange.

Also on June 1, 2009, Glass Lewis & Co. and Proxy Governance Inc. announced their recommendations that the IPC shareholders vote for the proposed Max amalgamation.

On June 2, 2009, RiskMetrics Group announced that, after conducting a comprehensive review of both the Validus amalgamation offer and the proposed Max amalgamation, it recommended that the IPC shareholders vote against the proposed Max amalgamation, and noted in its report that its analysis suggested that the terms of the proposed Max amalgamation as of such date, at least in terms of current valuation, did not maximize shareholder value.

On June 4, 2009, Validus filed with the SEC an amendment to its preliminary proxy statement with respect to soliciting votes from IPC shareholders to approve the Validus scheme of arrangement at the court-ordered IPC meeting.

On June 5, 2009, IPC reported in its Current Report on Form 8-K filed on June 5, 2009 that IPC, IPC Limited and Max entered into a waiver letter to the Max amalgamation agreement pursuant to which IPC has declared two special one time cash dividends for a total of $2.50 per IPC common share conditional on the occurrence of the effective time of the Max amalgamation agreement and subject to applicable law.

On June 8, 2009, Validus delivered an offer letter to IPC advising IPC of the increased economic terms of the Validus amalgamation offer and containing an amendment to the Validus amalgamation agreement.

Also on June 8, 2009, Validus filed an investor presentation titled “Analysis of June 4, 2009 Waiver to Max / IPC Amalgamation Agreement” with the SEC.

On June 9, 2009, IPC filed with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 reporting that IPC’s board of directors had met on June 9, 2009 and stating the IPC board of directors’ recommendation that IPC shareholders reject the revised terms of the exchange offer and not tender their IPC common shares to Validus pursuant to the exchange offer.

Also on June 9, 2009, RiskMetrics Group reaffirmed its previous recommendation that IPC shareholders vote against the proposed Max amalgamation.

On June 10, 2009, Validus filed a supplement to its definitive proxy statement with the SEC seeking proxies from IPC shareholders to vote against the proposed Max amalgamation.

Also on June 10, 2009, Validus filed an investor presentation titled “Further Improved Superior Proposal For IPC Shareholders” with the SEC.

Also on June 10, 2009 Glass Lewis & Co. stated that its original recommendation that IPC shareholders vote for the proposed Max amalgamation remained unchanged.

On June 12, 2009, IPC did not obtain the requisite vote to approve the proposed Max amalgamation at its annual general shareholder meeting. Approximately 72% of the votes cast at the IPC annual general meeting voted against the proposed Max amalgamation. Also on June 12, 2009, Max announced that it had terminated the Max amalgamation agreement.

In addition, on June 12, 2009, Validus amended its Registration Statement on Form S-4 and the underlying prospectus/offer to exchange and commenced mailing of its amendment to its prospectus/offer to exchange.

Further, on June 12, 2009, Validus filed a supplement to its definitive proxy statement with the SEC seeking proxies from Validus shareholders to approve the issuance of Validus shares in connection with the acquisition.

On June 14, 2009, IPC and Validus entered into a mutual confidentiality agreement.

On June 15, 2009, the Chairman of IPC’s board of directors sent a letter to Validus outlining IPC’s views regarding a possible negotiated transaction with Validus. IPC also included the letter in a press release.

Also on June 15, 2009, Validus issued a press release stating that Validus would seek to replace the IPC board of directors if Validus is unable to reach a negotiated agreement with the IPC board of directors in a timely fashion. Validus also announced in the press release that it would continue to pursue the exchange offer and the Validus scheme of arrangement even as Validus seeks to reach a consensual agreement with IPC’s board of directors.

REASONS TO REQUISITION THE IPC SPECIAL GENERAL MEETING

We are soliciting written requisitions to compel the IPC board of directors to call the IPC special general meeting in connection with Validus’ offer to acquire all IPC common shares for the Validus transaction consideration. Validus is simultaneously pursuing three alternatives to consummate the acquisition: the Validus amalgamation offer; the exchange offer; and the Validus scheme of arrangement. Validus will determine which method is most effective and efficient to consummate the acquisition. Depending on how the acquisition is accomplished, IPC shareholders may be asked to consider at the IPC special general meeting one or more of the Validus proposals. If the IPC board of directors cooperates with Validus and executes the Validus amalgamation agreement, the IPC special general meeting may be unnecessary and may not be held. While Validus continues to seek a consensual amalgamation transaction with IPC, we will continue to pursue the exchange offer and the Validus scheme of arrangement in order to complete the acquisition and will seek to replace the IPC board of directors if an agreement with the IPC board of directors is not reached in a timely fashion.

To requisition that the IPC board of directors call the IPC special general meeting, please follow the instructions for delivering the enclosed GREEN requisition card described below.

PROPOSALS TO BE PRESENTED AT THE IPC SPECIAL GENERAL MEETING

If we are successful in soliciting written requisitions from the requisite IPC shareholders and the IPC special general meeting is held, we expect to present one or more of the following proposals for consideration and approval by IPC shareholders at the IPC special general meeting:

Director Removal Proposal:

•	a proposal to remove all of the IPC directors from their positions as directors of IPC and fill the vacancies created by the removal of such directors with the appointment of Raymond C. Groth, Paul G. Haggis and Thomas C. Wajnert.

Proposal Eliminating Certain IPC Bye-laws Regarding Transfer of Shares and Limiting Voting Rights of Controlled Shares:

•	a proposal to amend the Bye-laws to delete Bye-law 52 (limitation on voting rights of Controlled Shares) and Bye-law 63(2) (restriction on transfer) and all references in the Bye-laws thereto, and to replace such provisions with the words “Intentionally Left Blank.” Set forth below is a summary of each of the Bye-law provisions proposed to be deleted.

Bye-law 52:  Bye-law 52 provides that if the number of Controlled Shares (as defined below and in the Bye-laws) of any shareholder or group of related shareholders would constitute 10% or more of the combined voting power of the issued and outstanding IPC common shares, the voting power of this shareholder or group of related shareholders will be reduced so that the voting power to be exercised is not 10% or more of the total voting rights attached to the issued and outstanding IPC common shares.

A “Controlled Share” of any person refers to all IPC common shares owned by such person, whether: (i) directly; (ii) for a U.S. person, by application of the rules of Section 958(a) and 958(b) of the Internal Revenue Code of 1986, as amended; or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder, other than excluded Controlled Shares.

Bye-law 63(2):  Bye-law 63(2) provides that the IPC directors shall decline to register a transfer of IPC common shares if the IPC directors have reason to believe that the effect of such transfer would be to increase the number of total Controlled Shares of any person to 10% or any higher percentage of the IPC common shares.

Proposal to Approve the Validus Scheme of Arrangement:

•	a proposal for IPC to approve and to be bound by the Validus scheme of arrangement.

Proposal Amending Bye-laws to Specify Treatment of IPC Equity Awards Under the Validus Scheme of Arrangement:

•	a proposal to amend the Bye-laws to specify, among related matters, that if any IPC common shares are issued or transferred after the effective time of the Validus scheme of arrangement pursuant to any option, right or award granted under any benefit, option or equity-based award plan of IPC, the holders of such IPC common shares shall transfer any such IPC common shares to Validus in exchange for the consideration the holders of such IPC common shares would have received had such IPC common shares been outstanding immediately prior to the effective time of the Validus scheme of arrangement.

The proxy statement relating to the IPC special general meeting will contain more detailed information concerning the Validus proposals to be voted upon at the IPC special general meeting, which will depend on various factors, including the status of the three acquisition structures and the level of cooperation from IPC’s board of directors.

Validus expects to request, in any future proxy solicitation relating to the IPC special general meeting, authority to initiate and vote for a proposal to adjourn the IPC special general meeting for any reason. Validus does not currently anticipate additional proposals on any substantive matters other than the Validus proposals described above. Nevertheless, Validus reserves the right to either modify the Validus proposals or cause additional proposals to be identified in the notice of, and in the proxy materials for, the IPC special general meeting. However, should other proposals be brought before the IPC special general meeting, Validus will vote its proxies on such matters in its discretion.

POTENTIAL NOMINEES AT THE IPC SPECIAL GENERAL MEETING

In the event that the IPC special general meeting is called and held, IPC shareholders may be asked to approve the proposal to remove all of the members of IPC’s board of directors from their positions as directors of IPC at the IPC special general meeting and fill the vacancies created by the removal of such directors with the appointment of the three persons listed below, to hold office from such time until IPC’s next annual general meeting of shareholders or until their successors are elected or appointed or their office otherwise vacated. Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the persons whom Validus expects to propose as nominees. Validus reserves the right to nominate substitute persons for any of the persons named herein. This information has been furnished to Validus by the persons listed below. Other than Mr. Haggis, who is a citizen of Canada, the persons listed below are citizens of the United States.

Raymond C. Groth (Age 62)	Mr. Groth has been an Adjunct Professor of Business Administration at The Fuqua School of Business, Duke University since March 2001. From June 1994 to March 2001, Mr. Groth worked at First Union Securities, Inc., now called Wachovia Securities; Mr. Groth was a managing director in the Merger and Acquisition Group from 1994-2001, and Group Head from 1994 to 1998. Mr. Groth held several positions in the investment banking department of The First Boston Corporation, now called Credit Suisse, from September 1979 to March 1992. From June 1972 to August 1979, Mr. Groth was an associate with Cravath, Swaine & Moore LLP. Mr. Groth has served as a director of Specialty Underwriters’ Alliance, Inc. since May 2004. Mr. Groth’s current business address is 2035 Sherwood Avenue, Charlotte, NC 28207.

Paul G. Haggis (Age 57)	Mr. Haggis has been Chairman of Alberta Enterprise Corp. since March 2009. Mr. Haggis was President and Chief Executive Officer of the Ontario Municipal Employees Retirement System from September 2003 to May 2007. In 2003, Mr. Haggis was President and Chief Executive Officer of Princeton Developments Ltd. and served as interim Chief Executive Officer of the Public Sector Pension Investment Board. In 2002, Mr. Haggis was Executive Vice President of Development and Chief Credit Officer of Manulife Financial Corporation. From 1996 to 2001, Mr. Haggis was President and Chief Executive Officer of ATB Financial. From 1988 to 1996, Mr. Haggis worked at MetLife, Inc.; Mr. Haggis was Chief Operating Officer of Canadian Operations from 1995 to 1996. Mr. Haggis has served as director of Advantage Energy Trust since November 2008 and C.A. Bancorp since February 2009. Mr. Haggis’ current business address is 500 Phipps McKinnon, 10020-101 A Avenue, Edmonton, Alberta T5J 362.

Thomas C. Wajnert (Age 66)	Mr. Wajnert has been providing advisory services since January 1999 and has served as a Senior Advisor to Irving Place Capital Partners, formerly known as Bear Stearns Merchant Banking LLC, since 2006. Mr. Wajnert was Managing Director of Fairview Advisors, LLC, a merchant bank, from January 2002 to July 2006. From 2001 to 2002, Mr. Wajnert was a Principal at Alta Group. Mr. Wajnert was Chairman and Chief Executive Officer of SEISMIQ, Inc., a provider of advanced technology to the commercial finance and leasing industry, from its founding in April 2000 until December 2001. Mr. Wajnert was also the Chairman of EPIX Holdings, Inc., a professional employer organization, from March 1998 until November 2000, where Mr. Wajnert served as Chief Executive Officer from March 1998 to April 1999. Previously, Mr. Wajnert was Chairman of the Board of Directors from January 1992 until December 1997, and Chief Executive Officer from November 1984 until December 1997, of AT&T Capital Corporation, a commercial finance and leasing company. Mr. Wajnert was self-

employed from December 1997 to March 1998. Mr. Wajnert serves on the boards of directors of UDR, Inc., Reynolds American, Inc. and NYFIX, Inc. Mr. Wajnert’s current business address is 5800 Petrified Forest Road, Calistoga, CA 94515.

Validus and the persons mentioned above have entered into indemnity and fee letter agreements (the “letter agreements”) regarding compensation to be paid to such persons for their agreement to be nominated and to serve, if elected, as a director of IPC and indemnification to be provided by Validus.  Pursuant to the terms of the letter agreements, each such person shall be paid a one-time fee of up to $40,000 in cash, payable in two installments as follows: (i) $20,000 upon execution of the letter agreement and (ii) $20,000 upon the mailing to IPC shareholders of a definitive proxy statement with respect to the proxy solicitation relating to the IPC special general meeting.  In addition, Validus agrees to indemnify each such person for specified losses in connection with such person’s service and participation in the proxy solicitation relating to the IPC special general meeting.

Other than as stated herein, there are no arrangements or understandings between Validus and any of the persons listed above or any other person or persons pursuant to which the nomination of the persons described herein would be made.  Each of the persons listed above has consented to be named in this solicitation statement as a potential nominee and to serve as a director of IPC if elected as such at the IPC special general meeting.  None of the persons listed above are a party adverse to IPC or any of its subsidiaries or has a material interest adverse to IPC or any of its subsidiaries in any material pending legal proceedings.

REQUISITIONING THE IPC SPECIAL GENERAL MEETING

We are furnishing this solicitation statement and a GREEN requisition card to the holders of outstanding IPC common shares to solicit written requisitions to compel the board of directors of IPC to call the IPC special general meeting.  The procedures for calling a special general meeting of IPC are governed by the Bye-laws and the Companies Act, which provide that a special general meeting of IPC shall be held if IPC shareholders holding at least 10% of the issued and outstanding IPC common shares have deposited at IPC’s registered office a signed requisition for the meeting, stating the purpose or purposes for which the special general meeting is to be held.  Such requisition may consist of several documents in like form each signed by one or more requisitionists.

Based on IPC’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on June 5, 2009, as of May 20, 2009, there were 55,948,821 IPC common shares outstanding.  Accordingly, assuming no changes to such number, holders of approximately 5,594,822 IPC common shares must execute and deliver written requisitions to us for deposit at IPC’s registered office in order to compel the board of directors of IPC to call the IPC special general meeting.

If we obtain sufficient executed written requisitions for the IPC special general meeting, we intend to compel the board of directors of IPC to call the IPC special general meeting to consider and vote upon the Validus proposals, and we will file with the SEC, and provide to IPC shareholders, a definitive proxy statement and a proxy card relating to the matters to be considered at the IPC special general meeting.

Under the Companies Act, if, following the receipt of validly executed written requisitions from the requisite IPC shareholders, the board of directors of IPC fails to proceed duly within 21 days from the date of the deposit of the requisitions to convene a special general meeting, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a special general meeting, but any such meeting so convened shall not be held after the expiration of three months from the said date.

Under the Bye-laws, IPC must deliver written notice to its shareholders of the IPC special general meeting at least ten days prior to the meeting and notice is deemed served ten days after the date on which it is deposited in the mail in the European Union, Bermuda, or United States.  For the purpose of determining shareholders entitled to notice of or to vote at the IPC special general meeting, the IPC board of directors may fix the record date if the IPC board of directors proceeds duly within 21 days from the date of the deposit of the requisitions to convene the IPC special general meeting. If the IPC board of directors fails to proceed duly within 21 days from the date of the deposit of the requisitions to convene the IPC special general meeting, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves fix the record date for such meeting.

If the IPC special general meeting is called, IPC shareholders will be furnished with notice of the IPC special general meeting and definitive proxy materials regarding the Validus proposals to be considered at the IPC special general meeting. These proxy materials will contain more detailed information concerning the Validus proposals to be voted upon at the IPC special general meeting.  Such proxy materials, when filed, will also be available to the public without charge on the SEC’s website (http://www.sec.gov) or from Validus, by directing a request to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, at (212) 440-9800 for banks and brokers or toll free at (888) 274-5119 or by email at validusIPC@georgeson.com.

REQUISITION PROCEDURES

Pursuant to this solicitation statement, we are soliciting written requisitions from shareholders to compel the IPC board of directors to call the IPC special general meeting.  By executing a requisition, a shareholder is requisitioning the board of directors of IPC to call the IPC special general meeting.  Please note that a written requisition to call the IPC special general meeting does not grant Validus the power to vote your IPC common shares at the IPC special general meeting and does not commit you to cast any vote in favor or against any proposal to be brought at the IPC special general meeting.  The written requisition does, however, give Validus the power and authority to convene the IPC special general meeting, assuming written requisitions are executed by the requisite IPC shareholders and deposited by Validus with IPC, if the board of directors of IPC fails to proceed duly within 21 days from the date of the deposit of the requisitions with IPC to convene the IPC special general meeting.  In such case, the IPC special general meeting must be held within three months after the date that is 21 days from the date the requisitions are deposited by Validus with IPC.  To vote on the matters to be brought at the IPC special general meeting you must vote by proxy or in person at the IPC special general meeting.

Procedures for submitting requisitions are as follows and will depend on how your IPC common shares are held:

1. If you own shares of record, meaning that your IPC common shares are represented by certificates or book entries in your name so that you appear as a record shareholder in the transfer books maintained by the IPC common share transfer agent, please complete, sign, date and return the enclosed GREEN requisition card to Validus Holdings, Ltd., care of Georgeson, in the postage-paid envelope enclosed.

2. If you own IPC common shares through a bank, broker or other nominee (in “street name”), only your bank, broker or other nominee can submit a written requisition in respect of your IPC common shares and only upon receipt of your specific instructions.  If your IPC common shares are held in “street name,” deliver the enclosed GREEN requisition card to your bank, broker or other nominee or contact the person responsible for your account to ensure that a GREEN requisition card is submitted on your behalf.  We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Validus Holdings, Ltd., care of Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, at (212) 440-9800 for banks and brokers or toll free at (888) 274-5119, fax number (212) 440-9009, so that Validus will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Once we receive executed GREEN requisition cards from the requisite IPC shareholders, we intend to deposit the requisitions with IPC to compel the board of directors of IPC to send within 21 days of such time notice of the IPC special general meeting.  We will issue a press release promptly upon making such deposit. We urge you to return your executed GREEN requisition card as promptly as practicable, to enable us to timely requisition the board of directors of IPC.

The written requisitions may be presented by Validus to the Supreme Court of Bermuda as evidence of IPC shareholder support for the Validus scheme of arrangement.

You may revoke your requisition to compel the IPC board of directors to call the IPC special general meeting at any time prior to our deposit of the requisitions to IPC, by submitting a written notice of revocation to either (a) Validus Holdings, Ltd., care of Georgeson Inc., 199 Water Street, 26th floor, New York, New York 10038, or (b) the principal executive offices of IPC (Attention: General Counsel) at American International Building, 29

Richmond Road, Pembroke HM08, Bermuda.  A revocation may be in any written form validly signed by the record holder as long as it clearly states that the requisition previously given is no longer effective.  Shareholders who hold their IPC common shares in street name will need to notify their bank, broker or other nominee to revoke or withdraw previously given instructions.  We request that a copy of any revocation sent to IPC or any revocation notification sent to a bank, broker, or other nominee also be sent to Validus Holdings, Ltd., care of Georgeson, at the address above.  Unless revoked in the manner set forth above, subject to the foregoing, duly executed requisitions in the form enclosed may be submitted by Validus to IPC.  Upon receipt of requisitions from the requisite IPC shareholders in favor of compelling the IPC board of directors to call the IPC special general meeting, we intend to deposit the requisitions with IPC.

If you have any questions about executing or delivering your GREEN requisition card or require assistance, please contact:

199 Water Street
26th Floor
New York, NY 10038
Banks and Brokers should call: (212) 440-9800
or
Toll Free: at (888) 274-5119
Email: validusIPC@georgeson.com

By executing and returning the GREEN requisition card, you are not committing to cast any vote in favor or against, nor are you granting us any proxy to vote on, any proposal to be brought before the IPC special general meeting.

This solicitation is being made by Validus, and not on behalf of IPC’s board of directors.  At this time, we are not seeking your proxy, consent or authorization for approval of the Validus proposals.  We are only soliciting your written requisition to compel the IPC board of directors to call the IPC special general meeting.  After the IPC special general meeting has been called, we will furnish you proxy materials regarding the Validus proposals to be considered at the IPC special general meeting.  Your written requisition is important, no matter how many or how few shares you own.  We urge you to complete, sign, date and return the enclosed GREEN requisition card to call the IPC special general meeting.

CERTAIN INFORMATION ABOUT IPC

IPC is a Bermuda exempted company with its principal executive offices at American International Building, 29 Richmond Road, Pembroke HM08, Bermuda.  The telephone number of IPC is (441) 298-5100.  IPC’s common shares are quoted on the NASDAQ Global Select Market under the ticker symbol “IPCR” and the Bermuda Stock Exchange under the symbol “IPCR BH.”

IPC is subject to the informational filing requirements of the Exchange Act, and in accordance therewith it files periodic reports, proxy statements and other information with the SEC.  Reports, proxy statements and other information filed by IPC with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.W., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330.  IPC’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

Information with respect to the beneficial ownership of IPC common shares by the directors and executive officers of IPC as of April 29, 2009, as contained in the IPC/Max S-4, is set forth in Schedule I to this solicitation statement.

The information concerning IPC and the proposed Max amalgamation contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information.  Although Validus has no knowledge that would indicate that statements relating to IPC or the Max amalgamation agreement contained in this solicitation statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the full books and records of IPC, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements.

INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Validus is a Bermuda exempted company, with its principal executive offices located at 19 Par-La-Ville Road, Hamilton HM11, Bermuda.  The telephone number of Validus is (441) 278-9000.  Validus is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”).  Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance.  Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183. At March 31, 2009, Validus had total shareholders’ equity of $2.023 billion and total assets of $4.763 billion. Validus’ shares are traded on the New York Stock Exchange under the symbol “VR” and, as of June 12, 2009, the last practicable date prior to the filing of this solicitation statement, Validus had a market capitalization of approximately $1.73 billion.  Validus has approximately 280 employees.  As of the date this solicitation statement was first mailed to IPC’s shareholders, Validus was the registered owner of 100 IPC common shares, or less than 1% of the outstanding IPC common shares, and Validus was entitled to vote as to all of the IPC common shares it owns.

Information for the director and the executive officers of Validus and the persons identified herein as potential nominees who are considered to be participants in this requisition solicitation and certain other information is set forth in Schedule II to this solicitation statement.  Other than as set forth herein, none of Validus or any of the participants set forth in Schedule II hereto, nor any of their respective associates, have any interest, direct or indirect, by security holdings or otherwise, in the acquisition.

SOLICITATION OF REQUISITIONS

Except as set forth below, Validus will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of requisitions in connection with this solicitation.

Requisitions will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person.  The director and the executive officers of Validus and the persons identified herein as potential nominees listed in Schedule II hereto may assist in the solicitation of requisitions without any additional remuneration.

Validus has retained Georgeson for solicitation and advisory services in connection with solicitations relating to the requisitions to compel the IPC board of directors to call the IPC special general meeting, for which Georgeson may receive a fee of up to $50,000 in connection with the solicitation of requisitions. Up to 100 people may be employed by Georgeson in connection with the solicitation.  Validus has also agreed to reimburse Georgeson for out-of-pocket expenses and to indemnify Georgeson against certain liabilities and expenses, including reasonable legal fees and related charges.  Georgeson will solicit requisitions from individuals, brokers, banks, bank nominees and other institutional holders.  Directors, officers and certain employees of Validus may assist in the solicitation of requisitions without any additional remuneration.  The entire expense of soliciting requisitions by or on behalf of Validus is being borne by Validus.

If you have any questions concerning this solicitation statement or the procedures to be followed to execute and deliver a requisition, please contact Georgeson at the address or telephone number specified in this solicitation statement.

Validus has also retained Georgeson as information agent in connection with the exchange offer.  The information agent may contact holders of IPC common shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward material relating to the exchange offer to beneficial owners of IPC common shares. Validus will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Validus agreed to indemnify the information agent against certain liabilities and expenses in connection with the exchange offer, including certain liabilities under the U.S. federal securities laws.

Validus has engaged Greenhill & Co., LLC (“Greenhill”) as financial advisor with respect to its strategic process and the acquisition.  In connection with Greenhill’s services as financial advisor to Validus in connection with Validus’ strategic process and the acquisition, Validus agreed to pay Greenhill an aggregate fee of $10.0 million, $2.75 million of which has already been paid and $7.25 million (less the fee for Greenhill’s service as dealer manager in connection with the exchange offer described below) of which is contingent upon the consummation of a transaction or entry into a definitive agreement that subsequently results in a transaction.  In addition, Validus will reimburse Greenhill for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel.  Validus has also agreed to indemnify Greenhill and its affiliates in connection with Greenhill’s service as financial advisor against certain liabilities in connection with their engagement, including liabilities under the U.S. federal securities laws.

Validus has also engaged Greenhill to act as dealer manager in connection with the exchange offer.  Greenhill may contact beneficial owners of IPC common shares in its capacity as dealer manager regarding the exchange offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the prospectus/offer to exchange included in the Registration Statement on Form S-4 filed by Validus with the SEC and related materials to beneficial owners of IPC common shares.  Validus has agreed to pay Greenhill a reasonable and customary fee for its service as dealer manager in connection with the exchange offer.  In addition, Validus will reimburse Greenhill for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel.  Validus has also agreed to indemnify Greenhill and its affiliates in connection with Greenhill’s service as dealer manager against certain liabilities in connection with their engagement, including liabilities under the U.S. federal securities laws.

As of June 7, 2009, four merchant banking funds affiliated with Greenhill owned an aggregate of 2,571,427 Validus common shares, and certain employees of Greenhill and its affiliates had interests in one or more of such funds.

Validus has also engaged Dowling & Partners Securities, LLC (“Dowling”) as capital markets advisor with respect to the acquisition.  In connection with Dowling’s services, Validus agreed to pay Dowling an aggregate fee of $2.0 million. Payment of the fee to Dowling is not conditioned on a successful acquisition or otherwise.  In addition, Validus will reimburse Dowling for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel.  Validus has also agreed to indemnify Dowling and its affiliates in connection with Dowling’s services against certain liabilities in connection with their engagement, including liabilities under the U.S. federal securities laws.

In addition, Validus has retained BNY Mellon Shareowner Services as the exchange agent in connection with the exchange offer. Validus will pay the exchange agent reasonable and customary compensation for its services in connection with the exchange offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

SHAREHOLDER PROPOSALS FOR IPC’S 2010 ANNUAL GENERAL MEETING

Based on the IPC/Max S-4, if IPC shareholders wish to submit a proposal to be considered for inclusion in the proxy materials for IPC’s 2010 annual general meeting or propose a nominee for the board of directors, please send it to the Secretary, IPC Holdings, Ltd., American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda. Under the rules of the SEC, proposals must be received no later than December 30, 2009, to be eligible for inclusion in IPC’s 2010 annual general meeting proxy statement.  If a shareholder wishes to submit a proposal to IPC’s 2010 annual general meeting without including such proposal in the proxy statement for that meeting, that proposal will be considered untimely if IPC is not notified of such proposal by March 15, 2010.

FORWARD-LOOKING STATEMENTS

This solicitation statement may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into and to consummate the proposed acquisition on the terms set forth in the Validus amalgamation offer; 2) uncertainty as to the actual premium that will be realized by IPC shareholders in connection with the proposed acquisition; 3) uncertainty as to the long-term value of Validus common shares; 4) unpredictability and severity of catastrophic events; 5) rating agency actions; 6) adequacy of Validus’ or IPC’s risk management and loss limitation methods; 7) cyclicality of demand and pricing in the insurance and reinsurance markets; 8) Validus’ limited operating history; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or IPC’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition; 14) potential loss of business from one or more major insurance or reinsurance brokers; 15) Validus’ or IPC’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 16) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 17) the integration of Talbot or other businesses we may acquire or new business ventures we may start; 18) the effect on Validus’ or IPC’s investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 19) acts of terrorism or outbreak of war; 20) availability of reinsurance and retrocessional coverage; 21) failure to realize the anticipated benefits of the proposed acquisition, including as a result of failure or delay in integrating the businesses of Validus and IPC; and 22) the outcome of litigation arising from Validus’ offer for IPC, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the SEC.  Any forward-looking statements made in this solicitation statement are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.  Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SCHEDULE I

THE FOLLOWING TABLE IS REPRINTED FROM THE IPC/MAX S-4
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT OF IPC

The table below sets forth certain information as of April 29, 2009 (unless otherwise specified) with respect to the beneficial ownership of IPC common shares by each person who is known to IPC, based on filings made by such person under Section 13(d) and Section 13(g) of the Exchange Act, to own beneficially more than 5% of the outstanding common shares, each person currently serving as a director of IPC, each nominee for director, the Chief Executive Officer, the Chief Financial Officer, each of the two most highly compensated executive officers of IPC other than the Chief Executive Officer and Chief Financial Officer and all directors and executive officers as a group.

	Amount and Nature
	of Beneficial
Name and Address of Beneficial Owner	Ownership(1)		Percentage(2)

FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	4,965,479	(3)	8.9%
Franklin Resources, Inc. One Franklin Parkway San Mateo, California 94403-1906	3,926,292	(4)	7.0%
Barclays Global Investors, NA. 400 Howard Street San Francisco, California 94105	2,811,789	(5)	5.0%
Mark R. Bridges	891	(6)	*
James P. Bryce	324,524	(7)	*
Michael J. Cascio	155	(6)	*
Peter S. Christie	891	(6)	*
Kenneth L. Hammond	891	(6)	*
L. Anthony Joaquin	891	(6)	*
Antony P.D. Lancaster	891	(6)	*
Peter J.A. Cozens	140,340	(8)	*
Stephen F. Fallon	144,669	(9)	*
John R. Weale	161,047	(10)	*
All directors and executive officers as a group	775,190		1.4%

*	Less than 1% of the outstanding common shares.

(1)	In accordance with the rules of the SEC, a person is deemed to have “beneficial ownership” of common shares that such person has the rights to acquire within 60 days. For purposes of calculating percent ownership, each person’s holdings have been calculated assuming full exercise of outstanding options currently exercisable or exercisable within 60 days by such person and by including such person’s restricted stock units and performance share units vesting within 60 days, but not the exercise of options held by any other person. All amounts listed represent sole investment and voting power unless otherwise indicated.

(2)	Based on 55,948,821 common shares issued and outstanding at March 26, 2009.

(3)	According to information in the Schedule 13G/A filed on February 17, 2009, FMR LLC had the following dispositive powers with respect to common shares: (a) sole voting power: none; (b) shared voting power: none; (c) sole dispositive power: 4,965,479; and (d) shared dispositive power: none.

(4)	According to information reported in the Schedule 13G/A filed on February 6, 2009, Franklin Resources, Inc. had the following dispositive powers with respect to common shares: (a) sole voting power: 3,862,492; (b) shared voting power: none; (c) sole dispositive power: 3,926,292; (d) shared dispositive power: none.

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(5)	According to information reported in the Schedule 13G filed on February 5, 2009, Barclays Global Investors, NA. had the following dispositive powers with respect to common shares: (a) sole voting power: 2,540,495; (b) shared voting power: none; (c) sole dispositive power: 2,811,789; (d) shared dispositive power: none.

(6)	Transfer-restricted common shares awarded as compensation for his services as a Director.

(7)	Includes 581 common shares that are held by the IRA trustee for Mr. Bryce’s wife, for which Mr. Bryce disclaims beneficial ownership, 175,000 common shares issuable upon the exercise of options and 7,429 transfer-restricted common shares.

(8)	Includes 81,250 common shares issuable upon the exercise of options and 2,928 transfer-restricted common shares.

(9)	Includes 78,750 common shares issuable upon the exercise of options and 2,556 transfer-restricted common shares.

(10)	Includes 115,750 common shares issuable upon the exercise of options and 2,637 transfer-restricted common shares.

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SCHEDULE II

INFORMATION CONCERNING THE DIRECTOR AND
EXECUTIVE OFFICERS OF VALIDUS AND THE PERSONS WHOM VALIDUS EXPECTS TO PROPOSE AS NOMINEES WHO ARE PARTICIPANTS

The following table sets forth certain information with respect to each director and executive officer of Validus and each person whom Validus expects to propose as a nominee that is a participant in the solicitation. Unless otherwise indicated, the current business address of each person is 19 Par-La-Ville Road, Hamilton HM11, Bermuda and the current business telephone number is (441) 278-9000. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual’s name refers to employment with Validus.

DIRECTOR

Present Principal Occupation or Employment, Material Positions
Name and Current Business Address	Held During the Past Five Years

Edward J. Noonan	Mr. Noonan has been Chairman of the Board and the Chief Executive Officer of Validus since its formation. He has 27 years of experience in the insurance and reinsurance industry, serving most recently as the acting chief executive officer of United America Indemnity Ltd. (Nasdaq: INDM) from February 2005 through October 2005 and as a member of the board of directors from December 2003 to May 2007. Mr. Noonan served as president and chief executive officer of American Re-Insurance Company from 1997 to 2002, having joined American Re in 1983. Mr. Noonan also served as chairman of Inter-Ocean Reinsurance Holdings of Hamilton, Bermuda from 1997 to 2002. Prior to joining American Re, Mr. Noonan worked at Swiss Reinsurance from 1979 to 1983.

PARTICIPANT EXECUTIVE OFFICERS

Present Principal Occupation or Employment, Material Positions
Name and Current Business Address	Held During the Past Five Years

Edward J. Noonan	Mr. Noonan has been Chairman of the Board and the Chief Executive Officer of Validus since its formation. He has 27 years of experience in the insurance and reinsurance industry, serving most recently as the acting chief executive officer of United America Indemnity Ltd. (Nasdaq: INDM) from February 2005 through October 2005 and as a member of the board of directors from December 2003 to May 2007. Mr. Noonan served as president and chief executive officer of American Re-Insurance Company from 1997 to 2002, having joined American Re in 1983. Mr. Noonan also served as chairman of Inter-Ocean Reinsurance Holdings of Hamilton, Bermuda from 1997 to 2002. Prior to joining American Re, Mr. Noonan worked at Swiss Reinsurance from 1979 to 1983.
Joseph E. (Jeff) Consolino	Mr. Consolino has been Executive Vice President and Chief Financial Officer of Validus since March 2006. He has over 16 years of experience in the financial services industry, specifically in providing investment banking services to the insurance industry, and most recently served as a managing director in Merrill Lynch’s Financial Institutions Group specializing in insurance company advisory and financing transactions. He serves as a Director of National Interstate Corporation, a property and casualty company based in Ohio and of AmWINS Group, Inc., a wholesale insurance broker based in North Carolina.

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PERSONS WHOM VALIDUS EXPECTS TO PROPOSE AS NOMINEES

Present Principal Occupation or Employment, Material Positions
Name and Current Business Address	Held During the Past Five Years

Raymond C. Groth	Mr. Groth has been an Adjunct Professor of Business Administration at The Fuqua School of Business, Duke University since March 2001. From June 1994 to March 2001, Mr. Groth worked at First Union Securities, Inc., now called Wachovia Securities; Mr. Groth was a managing director in the Merger and Acquisition Group from 1994-2001, and Group Head from 1994 to 1998. Mr. Groth held several positions in the investment banking department of The First Boston Corporation, now called Credit Suisse, from September 1979 to March 1992. From June 1972 to August 1979, Mr. Groth was an associate with Cravath, Swaine & Moore LLP. Mr. Groth has served as a director of Specialty Underwriters’ Alliance, Inc. since May 2004. Mr. Groth’s current business address is 2035 Sherwood Avenue, Charlotte, NC 28207, and his current business telephone number is (704) 333-8264.
Paul G. Haggis	Mr. Haggis has been Chairman of Alberta Enterprise Corp. since March 2009. Mr. Haggis was President and Chief Executive Officer of the Ontario Municipal Employees Retirement System from September 2003 to May 2007. In 2003, Mr. Haggis was President and Chief Executive Officer of Princeton Developments Ltd. and served as interim Chief Executive Officer of the Public Sector Pension Investment Board. In 2002, Mr. Haggis was Executive Vice President of Development and Chief Credit Officer of Manulife Financial Corporation. From 1996 to 2001, Mr. Haggis was President and Chief Executive Officer of ATB Financial. From 1988 to 1996, Mr. Haggis worked at MetLife, Inc.; Mr. Haggis was Chief Operating Officer of Canadian Operations from 1995 to 1996. Mr. Haggis has served as director of Advantage Energy Trust since November 2008 and C.A. Bancorp since February 2009. Mr. Haggis’ current business address is 500 Phipps McKinnon, 10020-101 A Avenue, Edmonton, Alberta T5J 362 and his country of citizenship is Canada, and his current business telephone number is (416) 432-8133.
Thomas C. Wajnert	Mr. Wajnert has been providing advisory services since January 1999 and has served as a Senior Advisor to Irving Place Capital Partners, formerly known as Bear Stearns Merchant Banking LLC, since 2006. Mr. Wajnert was Managing Director of Fairview Advisors, LLC, a merchant bank, from January 2002 to July 2006. From 2001 to 2002, Mr. Wajnert was a Principal at Alta Group. Mr. Wajnert was Chairman and Chief Executive Officer of SEISMIQ, Inc., a provider of advanced technology to the commercial finance and leasing industry, from its founding in April 2000 until December 2001. Mr. Wajnert was also the Chairman of EPIX Holdings, Inc., a professional employer organization, from March 1998 until November 2000, where Mr. Wajnert served as Chief Executive Officer from March 1998 to April 1999. Previously, Mr. Wajnert was Chairman of the Board of Directors from January 1992 until December 1997, and Chief Executive Officer from November 1984 until December 1997, of AT&T Capital Corporation, a commercial finance and leasing company. Mr. Wajnert was self-employed from December 1997 to March 1998. Mr. Wajnert serves on the boards of directors of UDR, Inc., Reynolds American, Inc. and NYFIX, Inc. Mr. Wajnert’s current business address is 5800 Petrified Forest Road, Calistoga, CA 94515, and his current business telephone number is (908) 500-2691.

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Annex A

FORM OF

THE SCHEME OF ARRANGEMENT

IN THE SUPREME COURT OF BERMUDA CIVIL JURISDICTION (COMMERCIAL COURT)	No. [ ● ] of 2009

IN THE MATTER OF IPC HOLDINGS, LTD.

- and -

IN THE MATTER OF SECTION 99 OF THE BERMUDA COMPANIES ACT 1981

PRELIMINARY

In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

Acquisition	the proposed acquisition of IPC by Validus

Allowed Proceeding	any proceeding by a holder of Scheme Shares to enforce its rights under this Scheme in the event Validus or IPC fails to perform its obligations under this Scheme

Business Day	any day other than a Saturday, Sunday or other day on which banking institutions in New York or Bermuda are obligated by law or executive order to be closed

Cash Consideration	the cash consideration payable to holders of Scheme Shares pursuant to the terms of this Scheme, being the sum of $3.75 for each Scheme Share

Closing Validus Share Price	the closing price per share of Validus common stock as reported on the NYSE on the last trading day prior to the Effective Time

Conditions	the conditions to the effectiveness of this Scheme set forth in the Schedule A attached hereto

Court	the Supreme Court of Bermuda

Court Hearing	the hearing of the Court to sanction this Scheme under section 99 of the Bermuda Companies Act 1981

Effective Time	the time and date on which this Scheme becomes effective in accordance with clause 9.1 of this Scheme

Exchange Agent	BNY Mellon Shareowner Services

Excluded Shares	any IPC Shares which are registered in the name of, or beneficially owned by Validus, IPC or any of their respective subsidiaries, or which Validus, IPC or any of their respective subsidiaries acquires or becomes beneficially interested in from time to time

IPC	IPC Holdings, Ltd., a Bermuda exempted company whose principal executive offices are located at American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda

IPC Shares	shares of common stock, par value $0.01 per share, of IPC

Max	Max Capital Group Ltd.

Max Amalgamation Agreement	the Agreement and Plan of Amalgamation dated 1 March 2009, as amended on 5 March 2009, among Max, IPC and IPC Limited

Max Termination Fee	the termination fee that may be payable by IPC to Max in certain circumstances pursuant to the terms of the Max Amalgamation Agreement

New Validus Shares	the new shares of voting common stock, par value $0.175 per share, of Validus to be issued credited as fully paid pursuant to this Scheme

NYSE	The New York Stock Exchange

Prohibited Proceeding	any process, suit, action, legal or other proceeding including without limitation any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, restraint, forfeiture, re-entry, seizure, lien, enforcement of judgment, enforcement of any security or enforcement of any letter of credit against Validus or IPC or any of their respective subsidiaries or their respective property in any jurisdiction whatsoever other than an Allowed Proceeding

Record Date	6.00 p.m. (Atlantic Time) on [ • ] 2009

Register of Members	IPC’s register of members or any branch register kept in accordance with section 65 of the Bermuda Companies Act 1981

Registrar	the Bermuda Registrar of Companies

Requisition Proxy Statement	the proxy statement on Schedule 14A pursuant to Section 14a of the United States Securities Exchange Act of 1934, as amended, to be sent to holders of IPC Shares in connection with approval at the Special General Meeting of resolutions determined by Validus to be reasonably necessary in connection with implementation of this Scheme, containing, inter alia, the notice of the Special General Meeting

Scheme	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Validus

Scheme Court Order	the order of the Court sanctioning this Scheme pursuant to section 99 of the Bermuda Companies Act 1981

Scheme Meeting	the meeting of holders of IPC Shares as at the Record Date convened by order of the Court pursuant to section 99 of the Bermuda Companies Act 1981 to consider and, if thought fit, approve this Scheme (with or without amendment), including any adjournment or postponement thereof

Scheme Proxy Statement	the proxy statement on Schedule 14A pursuant to Section 14a of the United States Securities Exchange Act of 1934, as amended, to be sent to holders of IPC Shares in connection with approval at the Scheme Meeting of this Scheme, containing, inter alia details of this Scheme and the notice of the Scheme Meeting

Scheme Shares	all IPC Shares which are in issue immediately prior to the Effective Time, other than the Excluded Shares

Special General Meeting	the special general meeting of IPC at which the holders of IPC Shares as at the record date for such meeting may consider and, if they so determine, approve resolutions determined by Validus to be reasonably necessary in connection with implementation of this Scheme, including resolutions for IPC to approve and to be bound by this Scheme, notice of which is to be set out in the Requisition Proxy Statement

Validus	Validus Holdings, Ltd., an exempted company incorporated under the laws of Bermuda with its principal executive offices at 19 Par-La-Ville Road, Hamilton, HM11, Bermuda

United States	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

$ or United States dollars	the lawful currency of the United States

and references to clauses and sub-clauses are to clauses and sub-clauses of this Scheme.

(A)	As at the date of this Scheme, the authorised share capital of IPC is $[ • ] divided into [ • ] IPC Shares. As at the close of business on [ • ] 2009, being the latest practicable date prior to the posting of the Scheme Proxy Statement, [ • ] IPC Shares have been issued and are credited as fully paid and the remainder are unissued.

(B)	As at the date of this Scheme, 100 IPC Shares, representing less than one per cent. of the existing issued share capital of IPC are registered in the name of Validus.

(C)	Validus has agreed to appear, and to procure that the registered holders of any IPC Shares which it or any of its subsidiaries beneficially owns to agree to appear, by Counsel at the Court Hearing and to be bound by, and to undertake to the Court to be bound by, the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed and done by it for the purposes of giving effect to this Scheme.

1.	PURPOSE OF THIS SCHEME

1.1	The purpose of this Scheme is to effect the exchange of each Scheme Share for 1.1234 New Validus Shares and the Cash Consideration. At the Effective Time, all Scheme Shares shall be transferred to Validus and as a result thereof IPC shall become a wholly owned subsidiary of Validus. In furtherance of this Scheme, following the Effective Time Validus shall issue and allot the New Validus Shares and pay the Cash Consideration to the holders of Scheme Shares in accordance with the terms of this Scheme.

2.	APPLICATION AND EFFECTIVENESS OF THIS SCHEME

2.1	The compromise and arrangement effected by this Scheme shall apply to all Scheme Shares and shall be binding on IPC and on all holders of Scheme Shares. With effect from the Effective Time, until such time as the Scheme Shares have been transferred to Validus, there shall be no further registration of transfers on the Register of Members of any Scheme Shares.

3.	RECORD DATE

3.1	The holders of IPC Shares and the number of IPC Shares that they hold for the purposes of voting at the Scheme Meeting shall be determined as those recorded on the Register of Members as at the Record Date.

4.	NEW VALIDUS SHARES AND CASH CONSIDERATION

4.1	Conditional upon and subject to clause 5, Validus shall, in consideration for the transfer of the Scheme Shares, and subject as hereinafter provided, allot and issue, credited as fully paid, to each holder of Scheme Shares (as appearing in the Register of Members immediately prior to the Effective Time), New Validus Shares on the following basis:

for each Scheme Share	1.1234 New Validus Shares

4.2	Fractional entitlements to New Validus Shares will not be allotted or issued to holders of Scheme Shares. Holders of Scheme Shares shall be paid cash in lieu of any fractional entitlement to which they would otherwise be entitled. The cash amount to be paid to such holders of Scheme Shares shall be determined by multiplying the relevant fraction by the Closing Validus Share Price.

4.3	In addition to the New Validus Shares to be issued in accordance with the provisions of sub-clause 4.1, conditional upon and subject to clause 5, Validus shall, in consideration for the transfer of the Scheme Shares, and subject as hereinafter provided, pay or procure the payment to or for the account of each holder of Scheme Shares (as appearing in the Register of Members immediately prior to the Effective Time), the Cash Consideration on the following basis:

for each Scheme Share	$3.75 in cash

5.	ACQUISITION OF SCHEME SHARES

5.1	At the Effective Time, in consideration for the consideration provided for in clause 4, notwithstanding any term of any relevant document to the contrary, the Scheme Shares shall be transferred to Validus and such transfer shall forthwith be registered on the Register of Members.

5.2	With effect from and including the Effective Time, each holder of Scheme Shares shall in accordance with this Scheme cease to have any rights with respect to Scheme Shares, except the right to receive the consideration provided for in clause 4.

5.3	Validus shall acquire the Scheme Shares fully paid and free from all liens, equitable interests, charges, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto including the right to receive and retain all dividends and other distributions declared, paid or made thereon, on or after the Effective Time, other than any pro rata dividend payable by IPC in respect of the reduction, if any, of the Max Termination Fee.

5.4	For such purposes, the Scheme Shares shall be transferred to Validus or its nominees and to give effect to such transfer any person may be appointed by Validus as attorney and shall be authorised as such attorney on behalf of the holder concerned to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer of any Scheme Shares and every form, instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

6.	SHARE CERTIFICATES

6.1	With effect from and including the Effective Time, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of Validus to deliver up the same to Validus or to any person appointed by Validus to receive the same for cancellation or to destroy such share certificates.

7.	DESPATCH OF CONSIDERATION

7.1	At or about the Effective Time, Validus shall deposit the New Validus Shares required to be issued by it under this Scheme and an amount in cash in immediately available funds sufficient to satisfy the aggregate amount of the Cash Consideration payable by Validus pursuant to the terms of this Scheme with the Exchange Agent (or such other person or entity as Validus may determine in its sole discretion) acting on behalf of and for the account of the holders of Scheme Shares. Promptly after the Effective Time, Validus shall procure that the Exchange Agent (or such other person or entity as Validus may determine in its sole discretion) shall mail each holder of Scheme Shares instructions for surrendering share certificates in respect of Scheme Shares or for non-certificated Scheme Shares represented by book entry and that the Exchange Agent shall: (i) transfer such New Validus Shares; and (ii) pay the Cash Consideration (less any applicable withholding taxes and without interest) to each holder of Scheme Shares in accordance with their respective entitlements under this Scheme promptly following the Exchange Agent’s receipt of the share certificates in respect of Scheme Shares or non-certificated Scheme Shares represented by book entry from such holder of Scheme Shares. In addition, Validus will direct the Exchange Agent (or such other person or entity as Validus may determine in its sole discretion) to pay (out of funds previously provided by Validus) to each holder of Scheme Shares entitled thereto a cash payment in respect of any amount payable to such holder of Scheme Shares pursuant to sub-clause 4.2, less any applicable withholding taxes, together with the transfer to such holder of Scheme Shares of the New Validus Shares and the payment of the Cash Consideration to which it is entitled under the terms of this Scheme. Payment of the Cash Consideration and any amounts payable to holders of Scheme Shares pursuant to sub-clause 4.2 shall be settled by way of a cheque or in such other manner as Validus shall, in its discretion, consider appropriate.

7.2	No interest will be paid or accrued on the cash payable upon the surrender of any share certificate (or book-entry shares). Until surrendered in accordance with the provisions of this clause 7, each share certificate in respect of Scheme Shares or non-certificated Scheme Shares represented by book entry will represent after the Effective Time for all purposes only evidence of the right to receive the consideration due to each holder of Scheme Shares provided for in clause 4.

7.3	All deliveries of cheques, certificates or other documents required to be made to holders of Scheme Shares pursuant to this Scheme shall be effected by sending the same by mail in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the Register of Members immediately prior to the Effective Time (or, in the case of joint holders, at the address of the joint holder who appears first in the said register) and none of IPC, Validus, any person appointed by Validus pursuant to sub-clause 5.4 or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques, certificates or other documents sent in accordance with this sub-clause 7.3, which shall be sent at the risk of the person or persons entitled thereto.

7.4	All cheques shall be in United States dollars and shall be made payable to the person or persons to whom, in accordance with the foregoing provisions of this clause 7, the envelope containing the same is addressed, and the encashment of any such cheque shall be a complete discharge of Validus’ obligation under this Scheme to pay for the monies represented thereby.

7.5	The preceding sub-clauses of this clause 7 shall take effect subject to any prohibition or condition imposed by law.

8.	DIVIDEND MANDATES

8.1	All mandates and other instructions to IPC in force immediately prior to the Effective Time relating to Scheme Shares shall, unless and until revoked or amended, be deemed as from the Effective Time to be valid and effective mandates and instructions to Validus in relation to the New Validus Shares issued in respect thereof.

9.	THE EFFECTIVE TIME

9.1	This Scheme shall become effective in accordance with its terms as soon as an office copy of the Scheme Court Order shall have been delivered to the Registrar for registration.

9.2	Unless this Scheme shall become effective on or before 30 November 2009, or such later date, if any, as Validus may determine and the Court may allow, this Scheme shall never become effective.

10.	MODIFICATION

10.1	Validus may consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

11.	STAY OF PROHIBITED PROCEEDINGS

11.1	No holder of Scheme Shares shall commence a Prohibited Proceeding in respect of or arising from this Scheme after the Effective Time.

11.2	A holder of Scheme Shares may commence an Allowed Proceeding against Validus or IPC after the Effective Time provided that it has first given Validus ten Business Days prior notice in writing of its intention to do so.

12.	INTERPRETATION

12.1	When under any provision of this Scheme a matter is to be determined by Validus, it will have discretion to interpret such matter under this Scheme in a manner that it considers fair and reasonable, and its decisions will be binding on all concerned.

13.	PRE-CONDITIONS TO THIS SCHEME

13.1	The effectiveness of this Scheme is conditional upon the satisfaction or, where relevant, waiver of the Conditions prior to the commencement of the Court Hearing.

14.	GOVERNING LAW AND JURISDICTION

14.1	The terms of this Scheme shall be governed by and construed in accordance with the laws of Bermuda and the Courts of Bermuda shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which arises out of or connected with the terms of this Scheme or their implementation or out of any action taken or omitted to be taken under this Scheme or in connection with the administration of this Scheme.

Dated [ • ] 2009

Schedule A

CONDITIONS TO THE EFFECTIVENESS OF THIS SCHEME

This Scheme is conditional upon the following having occurred on or before 30 November 2009, or such later date, if any, as Validus may determine and the Court may allow:

1. the approval of this Scheme by a majority in number of the holders of IPC Shares entitled to vote and present and voting, either in person or by proxy, at the Scheme Meeting, or at any adjournment of such meeting, representing three-fourths or more in value of the IPC Shares entitled to vote and present and voting, either in person or by proxy, at the Scheme Meeting, or at any adjournment of such meeting;

2. all resolutions determined by Validus to be reasonably necessary in connection with the implementation of this Scheme to be considered at the Special General Meeting being duly passed by the requisite majority at the Special General Meeting, or at any adjournment of that meeting, and not subsequently being revoked and the matters provided for in such resolutions becoming effective;

3. the sanction (without modification or with modification as agreed by Validus) of this Scheme by the Court; and

4. the delivery of an office copy of the court order sanctioning this Scheme to the Registrar.

In addition, this Scheme is also conditional upon the following Conditions, and, accordingly, the necessary actions to make this Scheme effective, including the delivery of an office copy of the court order sanctioning this Scheme to the Registrar, will not be taken unless such Conditions (as amended if appropriate) have, in the judgment of Validus, been satisfied (and continue to be satisfied pending the commencement of the Court Hearing) or where relevant waived:

Max Amalgamation Agreement Condition

The Max Amalgamation Agreement shall have been validly terminated, and Validus shall reasonably believe that IPC could not have any liability, and Max shall not have asserted any claim of liability or breach against IPC in connection with the Max Amalgamation Agreement other than with respect to the possible payment of the Max Termination Fee thereunder.

Registration Condition

The issuance of the New Validus Shares shall have been registered under the United States Securities Act of 1933, as amended, pursuant to an effective registration statement, or shall be exempt from the registration requirements thereof.

Shareholder Approval Condition

The shareholders of Validus shall have approved the issuance of the New Validus Shares as required under the rules of the NYSE.

NYSE Listing Condition

The New Validus Shares shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Pending Litigation Condition

There shall be no threatened or pending litigation, suit, claim, action, proceeding or investigation before any supranational, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (a “governmental authority”): (1) challenging or seeking to, or which, in the judgment of Validus, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or in which there are allegations of any violation of law, rule or regulation relating to, the proposing of, or terms or provisions of, this Scheme or, the transfer of all of the outstanding IPC Shares (excluding any IPC Shares owned by Validus, IPC or any of their respective subsidiaries) to Validus in exchange for shares in Validus; or (2) seeking to, or which in the judgment of Validus, is reasonably likely to, prohibit or limit the full rights of ownership of IPC Shares by Validus or any of its affiliates, including, without limitation, the right to vote any IPC Shares acquired by Validus pursuant to this Scheme or otherwise on all matters properly presented to IPC shareholders.

No Material Adverse Change Condition

Since December 31, 2008, there shall not have been any change, state of facts, circumstance or event that has had, or would reasonably be expected to have, a material adverse effect on the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of IPC and its subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance or event to the extent caused by or resulting from: (i) changes in economic, market, business, regulatory or political conditions generally in the United States or in Bermuda or any other jurisdiction in which such party operates or in Bermudan, United States or global financial markets; (ii) changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas in which such party operates; (iii) changes, circumstances or events resulting in liabilities under property catastrophe reinsurance, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster; (iv) changes in any applicable law, statute, ordinance, common law, arbitration award, or any rule, regulation, judgment, order, writ, injunction, decree, agency requirement or published interpretation of any governmental authority, including all relevant bye-laws and regulations of the Council and Society of Lloyd’s incorporated under the Lloyd’s Act of 1871 to 1982 of England and Wales in each of the jurisdictions in which IPC or its subsidiaries currently conduct business or operate (“specified laws”); (v) changes in generally accepted accounting principles or in statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority, including accounting and financial reporting pronouncements by the Bermuda Monetary Authority, the Securities and Exchange Commission, the National Association of Insurance Commissioners and the Financial Accounting Standards Board; (vi) any change or announcement of a potential change in IPC’s or any of its subsidiaries’ credit or claims paying rating or A.M. Best rating or the ratings of any of IPC’s or its subsidiaries’ businesses or securities; (vii) a change in the trading prices or volume of IPC Shares; (viii) the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of the Scheme Proxy Statement; or (ix) the commencement, occurrence or continuation of any war or armed hostilities, except that (A) in the case of the foregoing clauses (vi), (vii) and (viii), such exceptions shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances or events underlying a failure described in any such clause has resulted in, or contributed to, a material adverse effect on IPC and its subsidiaries and (B) in the case of the foregoing clauses (i), (ii), (iv), (v) and (ix), to the extent those changes, state of facts, circumstances or events have a materially disproportionate effect on IPC and its subsidiaries taken as a whole relative to other similarly situated persons in the property and casualty insurance and reinsurance industry. In addition, a material adverse effect shall be deemed to have occurred if IPC’s book value shall have (A) declined by more than 50% from December 31, 2008 to the commencement of the Court Hearing or (B) declined from December 31, 2008 to the commencement of the Court Hearing by more than 20% greater than the percentage decline of Validus’ book value during the same period, provided, that for purposes of measuring the 20% differential book value decline, if Validus has experienced an increase in book value from December 31, 2008 to the commencement of the Court Hearing, Validus shall be deemed to have experienced no change in its book value. Any such materially adverse change, state of facts, circumstance or event or decline in IPC’s book value described above are referred to herein as a “material adverse effect.”

Conduct of Business Condition

Each of IPC and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after the date of the Scheme Proxy Statement and prior to the commencement of the Court Hearing.

Validus’ Credit Facilities Condition

All amendments or waivers under Validus’ credit facilities necessary to consummate this Scheme and the other transactions contemplated by the Scheme Proxy Statement and by the Requisition Proxy Statement shall be in full force and effect.

Other Conditions

None of the following events or facts shall have occurred:

(a) there is in effect any order or injunction issued by any court of competent jurisdiction or any action taken, or any specified law enacted, entered, enforced or deemed applicable to this Scheme or the other transactions contemplated by the Scheme Proxy Statement or the Requisition Proxy Statement by any governmental authority of competent jurisdiction which imposes any term, condition, obligation or restriction upon Validus, IPC or any of their respective subsidiaries that would, individually or the aggregate, reasonably be likely to (A) have a material adverse effect (assuming all references to IPC in the definition of “material adverse effect” were instead references to Validus) on Validus and its subsidiaries (assuming consummation of the Acquisition) on a consolidated basis following the Effective Time or (B) directly or indirectly (i) delay or otherwise restrain, impede or prohibit this Scheme or (ii) prohibit or limit the full rights of ownership of IPC Shares by Validus or any of its affiliates, including, without limitation, the right to vote any IPC Shares acquired by Validus pursuant to this Scheme or otherwise on all matters properly presented to IPC shareholders;

(b) IPC or any of its subsidiaries has (1) permitted the issuance or sale of any shares of any class of share capital or other securities of any subsidiary of IPC (other than IPC Shares issued pursuant to, and in accordance with, the terms in effect on the date of the Scheme Proxy Statement of employee stock options, stock units or other similar awards outstanding prior to the date of the Scheme Proxy Statement), (2) declared, paid or proposed to declare or pay any dividend or other distribution on any share capital of IPC (other than (A) any quarterly cash dividends paid in the ordinary course of business consistent with past practice to holders of IPC Shares and (B) a one-time dividend to the holders of IPC Shares in an aggregate amount not to exceed any reduction in the Max Termination Fee), including by adoption of a shareholders rights plan (or similar plan) which has not otherwise been terminated or rendered inapplicable to this Scheme prior to the commencement of the Court Hearing, or (3) amended, or authorized or proposed any amendment to, its articles of incorporation or bye-laws (or other similar constituent documents) or Validus becomes aware that IPC or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its articles of incorporation or bye-laws (or other similar constituent documents) in a manner that, in the reasonable judgment of Validus, is reasonably likely to, directly or indirectly, (A) delay or otherwise restrain, impede or prohibit this Scheme or (B) prohibit or limit the full rights of ownership of IPC Shares by Validus or any of its affiliates, including, without limitation, the right to vote any IPC Shares acquired by Validus pursuant to this Scheme or otherwise on all matters properly presented to IPC shareholders;

(c) Validus or any of its affiliates enters into a definitive agreement or announces an agreement in principle with IPC providing for an amalgamation or other business combination or transaction with or involving IPC or any of its subsidiaries, or the purchase or exchange of securities or assets of IPC or any of its subsidiaries, whereby Validus or any of its subsidiaries acquires securities of IPC, or Validus accepts for exchange under an exchange offer at least 90% of the IPC Shares which it sought to acquire under that offer, or Validus and IPC reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that this Scheme will not be implemented;

(d) IPC or any of its subsidiaries has (1) granted to any person proposing an amalgamation or other business combination with or involving IPC or any of its subsidiaries or the purchase or exchange of securities or assets of IPC or any of its subsidiaries any type of option, warrant or right which, in Validus’ judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any IPC Shares or other securities, assets or business of IPC or any of its subsidiaries), (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange (other than the Max Termination Fee) or (3) amended the Max Amalgamation Agreement in any respect that alters IPC’s rights or obligations upon termination of the Max Amalgamation Agreement (other than a reduction of the Max Termination Fee); or

(e) IPC shareholders shall have adopted the proposed Max Amalgamation Agreement or there shall have been a business combination consummated between IPC and Max;

which in the reasonable judgment of Validus in any such case, and regardless of the circumstances giving rise to any such condition (other than any event or circumstance giving rise to the triggering of a condition within the direct or indirect control of Validus), makes it inadvisable to proceed with this Scheme.

The foregoing Conditions are for the sole benefit of Validus and may be asserted by Validus regardless of the circumstances giving rise to the right to assert any such Condition (other than any event or circumstance giving rise to the triggering of a condition within the direct or indirect control of Validus) or, other than the Conditions numbered 1 to 4 (inclusive) above, the “Registration Condition”, the “Shareholder Approval Condition” and the “NYSE Listing Condition” (collectively the “Unwaivable Conditions”), may be waived by Validus in whole or in part at any time and from time to time prior to the commencement of the Court Hearing in its discretion. Validus expressly reserves the right to waive any of the Conditions, other than the Unwaivable Conditions, and to make any change in the terms of or conditions to this Scheme. The failure by Validus at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the commencement of the Court Hearing or the earlier lapse, termination or withdrawal of this Scheme.

This Scheme will not proceed unless all the above Conditions are satisfied or, where relevant, waived or, where appropriate, determined by Validus to have been satisfied or to remain satisfied prior to the commencement of the Court Hearing. Validus shall be under no obligation to waive or treat as satisfied any of the Conditions set forth following Condition 4 above (the “Non-Procedural Conditions”) by a date earlier than 30 November 2009, or such later date, if any, as Validus may determine and the Court may allow, notwithstanding that the Non-Procedural Conditions may at such earlier date have been waived or satisfied and that there are at such earlier date no circumstances indicating that any of such Non-Procedural Conditions may not be capable of being satisfied.

Any determination by Validus concerning any Condition or event described in this Scheme (including this Schedule A) shall be final and binding on all parties to the fullest extent permitted by law.

YOUR REQUISITION IS IMPORTANT!

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR REQUISITION.  PLEASE COMPLETE, SIGN, DATE, AND MAIL THE ENCLOSED GREEN REQUISITION CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER NOMINEE, ONLY IT CAN SIGN A WRITTEN REQUISITION WITH RESPECT TO YOUR SHARES.  ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUISITION TO BE SIGNED REPRESENTING YOUR SHARES.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN SUBMITTING YOUR REQUISITION, PLEASE CONTACT:

199 Water Street
26th Floor
New York, NY 10038
Banks and Brokers should call: (212) 440-9800
or
Toll Free: at (888) 274-5119
Email: validusIPC@georgeson.com

PRELIMINARY COPY, DATED JUNE 15, 2009 — SUBJECT TO COMPLETION
WRITTEN REQUISITION
OF SHAREHOLDERS OF IPC HOLDINGS, LTD.
SOLICITED BY VALIDUS HOLDINGS, LTD. (AND NOT BY IPC HOLDINGS, LTD.)
TO CALL A SPECIAL GENERAL MEETING OF
IPC HOLDINGS, LTD.

The undersigned is a shareholder of common shares of IPC Holdings, Ltd. (“IPC”) and hereby submits this requisition to compel the board of directors of IPC to forthwith proceed to convene a special general meeting of IPC (the “IPC Special General Meeting”) to consider and, if IPC’s shareholders so determine, approve the proposals described in the Solicitation Statement that accompanied this Written Requisition.  Nothing contained in this Written Requisition shall be construed to grant Validus Holdings, Ltd. (“Validus”) the right, power or authority to vote any shares owned by the undersigned at the IPC Special General Meeting.  This Written Requisition does, however, give Validus the power and authority to convene the IPC Special General Meeting if the board of directors of IPC fails to proceed duly within 21 days from the date of the deposit of the requisitions with IPC to convene the IPC Special General Meeting.

The undersigned hereby authorizes and designates Validus or any agent thereof to collect and deliver to IPC this Written Requisition, to deliver any other information required in connection therewith and to convene the IPC Special General Meeting if the board of directors of IPC fails to proceed duly within 21 days from the date of the deposit of the requisitions with IPC to convene the IPC Special General Meeting.

This Written Requisition supersedes, and the undersigned hereby revokes, any earlier dated revocation which the undersigned may have submitted to Validus, IPC or any designees of either.

Print Name:

Signature:

Signature (if held jointly):

Title (only if shares are held by an entity):

Number of IPC Holdings, Ltd. Common Shares held:

Dated:

Please sign exactly as your shares are registered.  When shares are held by joint tenants, both should sign.  When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such.  If a corporation, please sign in full corporate name by the President or other duly authorized officer.  If a partnership, please sign in partnership name by an authorized person.  This Written Requisition will represent all shares held in all capacities.

PLEASE COMPLETE, SIGN, DATE, AND MAIL
IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE